September 22, 2003


Mr. John Y. Keffer
Chairman
Board of Trustees
Forum Funds
Two Portland Square
Portland, Maine 04102

         RE:      Contractual Waivers and Reimbursements

Dear John:

         Mastrapasqua Asset Management (the "Adviser") agrees to waive its investment advisory fee and reimburse expenses as necessary to ensure that total annual operating expenses for Mastrapasqua Growth Value Fund, a series of the Forum Funds (the "Trust"), does not exceed 1.65%.

         This agreement can only be terminated or amended upon the approval of the Trust's Board of Trustees and is automatically terminated if the Adviser is no longer a service provider to the Fund. Unless otherwise amended or terminated, this agreement will terminate as of September 30, 2004.


Very truly yours,

/s/ FRANK MASTRAPASQUA

By:      Frank Mastrapasqua
Title:   Chairman and Chief Executive Officer